Exhibit 2

TAT Technologies Ltd.

Gibori Israel

 7, Netanya 4250407 Israel THIS PROXY IS SOLICITED ON BEHALF OF THE BOAR OF

DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Adv. Idan Lidor, and Adv. Shachar Hananel or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual and special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel, on November 8, 2022 at 17:00 P.M. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below in this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote, other than Items 1 through 4.

A shareholder’s proxy card must be received by the Company no later than November 8, 2022, 13:00 P.M. Israel time, otherwise it shall not be valid at the Meeting.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WITH RESPECT TO ITEM 4, WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE PROPOSALS SET FORTH IN ITEM 4. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 4, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO SUCH ITEM.

Item No. 1
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Item No. 2
Approval of the re-election of each of Mr. Amos Malka and Roni Meninger (Independent Director), and the election of Gillon Beck to serve as Directors of the Company each to hold office until our next Annual Meeting of Shareholders.

VOTE FOR EACH DIRECTOR SEPARATELY.

	FOR	AGAINST	ABSTAIN
I. Mr. Amos Malka	☐	☐	☐
II. Ms. Roni Meninger (Independent Director)	☐	☐	☐
III. Mr. Gillon Beck	☐	☐	☐

Item No. 3	Approval of the amended and restated Company's 2012 Stock Option Plan and Approval of 2022 Stock Option Plan:

	VOTE FOR EACH OPTION PLAN SEPARATELY	FOR	AGAINST	ABSTAIN
	3a. 2012 Stock Option Plan	☐	☐	☐
	3b. 2022 Stock Option Plan	☐	☐	☐

Item No. 4	Approval of the amended compensation policy of the Company for an additional three (3) years.	FOR	AGAINST	ABSTAIN
		☐	☐	☐

By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Item No. 4. If you cannot make such confirmation, please check the “NO” box (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 4).
YES	NO
☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on October 11, 2022, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Signature ________________________	Date _______________, 2022.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.